October 30, 2015
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

RE:	Crane Co. Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File Number: 1-01657

Dear Mr. O’Brien:
In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2014, we respectfully submit the following responses to the comments included in your letter of October 21, 2015. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.
We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please expand your discussion and analysis of your consolidated results of operations to include other comprehensive (loss) income as it relates to comprehensive income. In this regard, we note that other comprehensive loss resulted in the recognition of comprehensive loss of $56.9 million as compared to net income of $193.6 million for fiscal year 2014. For currency translation adjustment, please provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments that led to the adjustment recognized. For changes in pension and postretirement plan assets and benefit obligation, please include a discussion and analysis of how the changes in the material assumptions (e.g., discount rate, expected long-term rate of return on plan assets, expected rate of compensation increase, mortality, et cetera) impacted your pension obligations and led to the adjustment recognized.
RESPONSE:
In future filings, and beginning with the Company’s third quarter Form 10-Q, we will provide a comprehensive discussion and analysis of the underlying factors causing significant changes, if any, in comprehensive income. By way of example, below is a draft of the proposed disclosure discussing the change from 2013 to 2014:
For the year ended December 31, 2014, comprehensive loss before allocations to noncontrolling interests was $56.9 million. The comprehensive loss before allocations to noncontrolling interests was a result of unamortized losses on pension plans of $136.5 million and the unrealized loss on foreign currency translation adjustments of $114.0 million, substantially offset by net income before allocations to noncontrolling interests of $193.6 million. The unamortized losses on pension plans were primarily due to a decrease in assumed discount rates, lower than expected return on pension plan assets, and the adoption of revised actuarial mortality tables in 2014. The unrealized loss on foreign currency translation adjustments of the balance sheets of foreign subsidiaries from local currencies to U.S. dollars was primarily due to the weakening of the Euro, British pound, Canadian dollar and Japanese yen against the U.S. dollar.

Note 7 – Pension and Postretirement Benefits, page 58

2. We note that you recognized a net periodic benefit gain of $11.5 million for fiscal year 2014 as compared to a net periodic benefit cost of $4.6 million for fiscal year 2013. Please tell us the facts and circumstances that resulted in recognizing a gain. As part of your response, please help us understand why the amortization of net loss from other comprehensive income declined to $5.1 million for fiscal year 2014 as compared to $13.9 million for fiscal year 2013 and also why the amortization for fiscal year 2015 is expected to be more in line with fiscal year 2013.

RESPONSE:
The facts and circumstances that resulted in net periodic pension benefit gain of $11.5 million in 2014 included lower amortization of net loss based on higher than expected prior year return on plan assets, as the actual return on plan assets for 2013 was $108.0 million, or 14.7% (compared to the expected blended rate of return of approximately 7%), as well as closure of certain defined benefit plans in our U.K. operations at the end of 2013. In the United States, a change in the discount rate from 4.2% to 4.9% for 2014 also contributed to the gain of $11.5 million.
The amortization of net loss for fiscal year 2015 is expected to be more in line with that of 2013, primarily due to the decline in both U.S. and non-U.S. interest rates of nearly 100 basis points. In addition, the 2014 actual return on plan assets of $54.7 million, or 6.3%, compared more closely to the expected blended rate of return of approximately 7.0%. Further, in the U.S., a new mortality assumption contributed to the expected increase in amortization of net loss.

Note 11 – Commitments and Contingencies, page 67

3. We note your statement “…the Company does not believe that the disposition of any such other pending matters is likely to have a material impact on [your] financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a significant impact on [your] results of operations and cash flows for that period.” Please revise your disclosure to use the terms “probable” and/or “reasonably possible” in accordance with the guidance in ASC 450-20-25. Further, please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities as it relates to your environmental matters and other proceedings. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

RESPONSE:
In future filings, and beginning with the Company’s Form 10-Q for the quarter ended September 30, 2015, we will modify our disclosure in Note 11, Commitments and Contingencies in response to the Staff’s request. Below is an example of the modified disclosure related to the specific paragraph, “Other Proceedings” of Note 11 identified in the Staff’s request (we have underlined new disclosures for the convenience of the Staff):
~~While the outcome of litigation cannot be predicted with certainty, and some of these other lawsuits, claims or proceedings may be determined adversely to the Company, the Company does not believe that the disposition of any such other pending matters is likely to have a material impact on its financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.~~ The Company regularly reviews the status of lawsuits, claims and proceedings that have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters. The Company records a provision for a liability for such matters when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions, if any, are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss or additional loss may have been incurred for such matters, the Company discloses the estimate of the amount of loss or range of loss, discloses that the amount is immaterial, or discloses that an estimate of loss cannot be made, as applicable. The Company believes that as of September 30, 2015, there was no reasonable possibility that a material loss, or any additional material losses, may have been incurred for such matters, and that adequate provision has been made in its financial statements for the potential impact of all such matters.

Note 14 – Segment Information, page 81

4. Please provide the disclosures required by ASC 280-10-50-40 for your product lines within your reportable segments. In this regard, we note that the process valves portion of your Fluid Handling reportable segment has negatively impacted the segment’s operating results during the second half of fiscal year 2014 and continuing into fiscal year 2015. We further note the discussion and analysis of segment net sales in MD&A.
We are a diversified manufacturer of thousands of highly engineered industrial products, which are sold worldwide across multiple customer bases. This broad portfolio of products has been categorized and aggregated into groups of similar products through our segment reporting process. Our Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials segments represent categories of products that are meaningful to investors, consistent with the markets they serve, and consistent with our internal reporting structure. Due to the highly integrated nature of many of our products, further delineation of product line information would be difficult to develop, and could not be aggregated meaningfully, or on a consistent basis. For example, product line sales might be available in certain management reports, but that information is not reconciled to U.S. GAAP.
We reviewed the aggregation criteria outlined in ASC 280-10-50-11 and considered the following in determining that our reportable segments are themselves the requisite major categories of products, as described below:

Our Fluid Handling segment provides highly engineered fluid handling solutions for critical performance applications that require high reliability. The production process is similar for products in this segment, including design of the product and development of custom tooling and patterns for use in manufacturing. Our Fluid Handling products are sold to industrial customers as components for use in large systems.
Our Payment & Merchandising Technologies segment provides high quality, technologically advanced automatic merchandising equipment and payment systems. Our Payment & Merchandising Technologies segment includes integrable coin accepters and dispensers, coin hoppers, coin recyclers, bill validators and bill recyclers, cashless systems, vending machines, vending management software, and cashless and online solutions. The production processes result in integrated product offerings which are sold directly to our customers for automatic merchandising and payment solutions.
Our Aerospace & Electronics segment provides critical systems, reliable components and flexible power solutions that excel in harsh environments. The production process is similar for products in this segment, including the custom designing of products for highly specific customer applications and the testing of electrical components to meet technically and environmentally demanding applications. These products are sold directly to customers as components for use in large systems.
Our Engineered Materials segment provides various forms of fiberglass-reinforced plastic panels that are sold directly to customers choosing an alternative to traditional metals and woods. Our Engineered Materials manufacturing facilities share the same production processes to manufacture fiberglass reinforced plastic panels.
Accordingly, we respectfully submit to the Staff that we believe our current financial statement footnote disclosure of revenue by reportable segment meets the requirements of ASC 280-10-50-40 because our reportable segments are themselves major categories of products (i.e., they are groups of similar products combined on the basis of similar design and development requirements, product characteristics, manufacturing processes, and end customer). This product category view of our segments is consistent with how information is aggregated for review by the segment managers, but does not negate the fact that these product categories can have sub-groups of similar products when considered in the context of the Company's total product portfolio.
We also believe that we appropriately describe, in our MD&A, movement in elements, developments, changes and trends in various elements of those segments to facilitate understanding of the reasons for changes in the results of the reported segments.

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7240.

Respectfully,

Richard A. Maue
VP Chief Financial Officer

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